

February 10, 2011

Mr. Philip Lo
Chief Financial Officer
Wuhan General Group (China), Inc.
Canglong Science Park of Wuhan East Lake Hi-Tech Zone
Wuhan, Hubei, People's Republic of China 430200

>   **RE: Wuhan General Group (China), Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Forms 10-Q for the Fiscal Periods Ended March 31, 2010, June 30, 2010**
>   **and September 30, 2010**
>   **File No. 1-34125**

Dear Mr. Lo:

We have reviewed your response letter dated January 20, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.   We have read your response to comment three from our letter dated December 16, 2010. Please file your Item 4.02 Form 8-K and amended December 31, 2009 Form 10-K immediately for your restatements and other proposed revisions. In the Form 10-K/A, for the cash flow restatement, please clearly mark the impacted financial statement columns as restated, include footnote disclosure that discusses the cash flow restatement and quantifies its impact on both your operating and investing activities and ensure your auditors reference the restatement in their revised audit report. Please also make any necessary revisions to other sections of your filing. In addition, please ensure that you provide updated certifications that refer to the Form 10-K/A.

Financial Statements

Balance Sheets, page F-2
12. Bank Loans and Notes, page F-24

2. We have read your response to comment four from our letter dated December 16, 2010. Since you did not receive the letter from Standard Charter stating their intent not to take any action against you at this time for noncompliance until May 19, 2010, it is not relevant to your analysis of current vs. long-term debt classification in your December 31, 2009 10-K, which you filed on March 31, 2010. ASC 470-10-45-11 appears to apply in your situation and you do not meet its criteria for long-term classification of your Standard Charter debt. In addition, unless the letter you received from Standard Charter specifically states in clear and unambiguous terms that it waives the days accounts receivable ratio and interest coverage ratio covenant violations for at least a period of more than one year from March 31, 2010, then ASC 470-10-45-11 would also be applicable in your March 31, 2010 Form 10-Q and your reliance on ASC 470-10-45-1 (and paragraph b. in particular) is not appropriate in your March 31, 2010 Form 10-Q (filed on May 24, 2010), since one of the key assumptions in the example used in that ASC is that the lender has already provided the waiver for a period of more than a year after the March 31, 2010 balance sheet date at the time the assessment was being made prior to your filing of that Form 10-Q. Please provide us supplementally with a copy of the letter you received from Standard Charter on May 19, 2010. In addition, since you did not refinance the Standard Charter debt until July 2010, it is not relevant to your analysis in either your December 31, 2009 10-K or your March 31, 2010 Form 10-Q, since both Forms were filed prior to when the refinancing occurred. In any event, you have already stated that you will amend your Forms 10-K for the year ended December 31, 2009 and 10-Q for the period ended March 31, 2010 to reflect this debt as current, rather than long-term. Please do so immediately and clearly mark the impacted balance sheet as restated, include footnote disclosure that discusses the reclassification and quantifies its impact on your current and long-term assets and ensure your auditors reference the reclassification in their revised audit report. Please also make any necessary revisions to other sections of your filing.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Nudrat Salik, Staff Accountant, at (202) 551-3692 if you have questions regarding these comments.

Sincerely,

Rufus Decker
Accounting Branch Chief